UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

i-80 GOLD CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-41382	98-1591259
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

150 York Street, Suite 1802 Toronto, Ontario Canada M5H 3S5	5190 Neil Road, Suite 460 Reno, Nevada USA 89502
(Address of principal executive offices)

David Savarie

(775) 525-6450

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,   .

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

i-80 Gold Corp. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.i80gold.com/wp-content/uploads/2026/05/ESTMA-Reporting-Filed-2025.pdf on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	i-80 Gold Corp. Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

i-80 GOLD CORP.

By:	/s/ David Savarie	August 31, 2026
	David Savarie	(Date)
Executive Vice President and General Counsel